 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)1

Sunesis Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

867328700
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		7,987,685 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

7,987,685 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,987,685 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 671,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred (as defined below) held by BVF.

Includes 4,078,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred (as defined below) held by BVF. Excludes 921,000 shares of Common stock currently issuable upon the conversion of certain Series E Preferred held by BVF due to the 9.98% limitation.

Excludes 3,877,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred (as defined below) held by BVF due to the 9.98% limitation.

2

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		7,987,685 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

7,987,685 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,987,685 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 671,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by BVF.

Includes 4,078,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred held by BVF. Excludes 921,000 shares of Common stock currently issuable upon the conversion of certain Series E Preferred held by BVF due to the 9.98% limitation.

Excludes 3,877,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred held by BVF due to the 9.98% limitation.

3

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,775,318 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,775,318 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,318 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 481,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by BVF2.

Excludes 3,969,000 shares of Common Stock currently issuable upon the conversion of Series E Preferred held by BVF2 due to the 9.98% limitation.

Excludes 3,637,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred held by BVF2 due to the 9.98% limitation.

4

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,775,318 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,775,318 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,775,318 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 481,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by BVF2.

Excludes 3,969,000 shares of Common Stock currently issuable upon the conversion of Series E Preferred held by BVF2 due to the 9.98% limitation.

Excludes 3,637,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred held by BVF2 due to the 9.98% limitation.

5

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		657,555 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

657,555 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

657,555 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 126,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by Trading Fund OS.

Excludes 637,000 shares of Common Stock currently issuable upon the conversion of Series E Preferred held by Trading Fund OS due to the 9.98% limitation.

Excludes 555,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred held by Trading Fund OS due to the 9.98% limitation.

6

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		657,555 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

657,555 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

657,555 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 126,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held by Trading Fund OS.

Excludes 637,000 shares of Common Stock currently issuable upon the conversion of Series E Preferred held by Trading Fund OS due to the 9.98% limitation.

Excludes 555,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred held by Trading Fund OS due to the 9.98% limitation.

7

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		10,763,003 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

10,763,003 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,763,003 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 1,152,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred held in the aggregate by BVF and BVF2.

Includes 4,078,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred held by BVF. Excludes 4,890,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred held in the aggregate by BVF and BVF2 due to the 9.98% limitation.

Excludes 7,514,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred held in the aggregate by BVF and BVF2 due to the 9.98% limitation.

8

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,653,925 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

11,653,925 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,653,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 1,381,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred.

Includes 4,078,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred. Excludes 5,922,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred due to the 9.98% limitation.

Excludes 8,333,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred due to the 9.98% limitation.

9

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,653,925 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

11,653,925 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,653,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 1,381,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred.

Includes 4,078,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred. Excludes 5,922,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred due to the 9.98% limitation.

Excludes 8,333,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred due to the 9.98% limitation.

10

CUSIP No. 867328700

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		11,653,925 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

11,653,925 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,653,925 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 1,381,000 shares of Common Stock currently issuable upon the conversion of Series D Preferred.

Includes 4,078,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred. Excludes 5,922,000 shares of Common Stock currently issuable upon the conversion of certain Series E Preferred due to the 9.98% limitation.

Excludes 8,333,000 shares of Common Stock currently issuable upon the conversion of Series F Preferred due to the 9.98% limitation.

11

CUSIP No. 867328700

Item 1(a).	Name of Issuer:

Sunesis Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

395 Oyster Point Boulevard, Suite 400

South San Francisco, California 94080

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 867328700

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

867328700

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 867328700

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2019, the Reporting Persons held 1,381 Series D Preferred shares convertible for an aggregate of approximately 1,381,000 shares of Common Stock (the “Series D Preferred”). The Series D Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.98% of the number of shares of Common Stock then issued and outstanding. In providing beneficial ownership described herein, the Reporting Persons have assumed that all the Series D Preferred held by the Reporting Persons would be converted.

As of the close of business on December 31, 2019, the Reporting Persons held 10,000 Series E Preferred shares convertible for an aggregate of approximately 10,000,000 shares of Common Stock (the “Series E Preferred”). The Series E Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of the close of business on December 31, 2019, the Series E Preferred conversion limitation described in the prior sentence limits the aggregate conversion of Series E Preferred by the Reporting Persons to 4,078,000 out of the 10,000,000 shares of Common Stock underlying the Series E Preferred owned by the Reporting Persons in the aggregate.

As of the close of business on December 31, 2019, the Reporting Persons held 8,333 Series F Preferred shares convertible for an aggregate of approximately 8,333,000 shares of Common Stock (the “Series F Preferred”). The Series F Preferred may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.98% of the number of shares of Common Stock then issued and outstanding. As of the close of business on December 31, 2019, the Series F Preferred conversion limitation described in the prior sentence limits the aggregate conversion of Series F Preferred by the Reporting Persons to 0 out of the 8,333,000 shares of Common Stock underlying the Series F Preferred owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert the Series D Preferred, the Series E Preferred and the Series F Preferred in other amounts among the Reporting Persons, while continuing to comply with the aggregate 9.98% limitation.

As of the close of business on December 31, 2019 (i) BVF beneficially owned 7,987,685 shares of Common Stock, including (a) 671,000 shares of Common Stock issuable upon the conversion of Series D Preferred Stock held by it and (b) 4,078,000 shares of Common Stock issuable upon the conversion of Series E Preferred Stock held by it, and excluding 921,000 shares of Common Stock issuable upon the conversion of Series E Preferred held by it and 3,877,000 shares of Common Stock issuable upon the conversion of Series F Preferred held by it; (ii) BVF2 beneficially owned 2,775,318 shares of Common Stock, including 481,000 shares of Common Stock issuable upon the conversion of certain Series D Preferred Stock held by it, and excluding 3,969,000 of certain Series E Preferred Stock held by it and 3,637,000 shares of Common Stock issuable upon the conversion of Series F Preferred held by it; and (iii) Trading Fund OS beneficially owned 657,555 shares of Common Stock, including 126,000 shares of Common Stock issuable upon the conversion of certain Series D Preferred Stock held by it, and excluding 637,000 of certain Series E Preferred Stock held by it and 555,000 shares of Common Stock issuable upon the conversion of Series F Preferred held by it.

14

CUSIP No. 867328700

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 7,987,685 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,775,318 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 657,555 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 10,763,003 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 11,653,925 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners managed accounts (the “Partners Managed Accounts”), including 233,367 shares of Common Stock held in the Partners Managed Accounts, excluding 395,000 shares of Common Stock issuable upon the conversion of Series E Preferred held within the Partners Managed Accounts and 264,000 shares of Common Stock issuable upon the conversion of Series F Preferred held within the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 11,653,925 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 11,653,925 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (a) 111,320,000 shares of Common Stock outstanding as of November 5, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019 and (b) all of the 1,381,000 shares of Common Stock that may be acquired upon the conversion of the Series D Preferred and certain or all of the 10,000,000 shares of Common Stock that may be acquired upon the conversion of certain Series E Preferred, as applicable.

15

CUSIP No. 867328700

As of the close of business on December 31, 2019 (i) BVF beneficially owned approximately 6.9% of the outstanding shares of Common Stock, (ii) BVF2 beneficially approximately 2.5% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 6.9% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 2.5% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (vii) BVF GPH may be deemed to beneficially own approximately 9.2% of the outstanding Shares, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.98% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

16

CUSIP No. 867328700

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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